QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

NBTY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended September 30,
(Dollars in thousands)
	2007	2006	2005

EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income before provision for income taxes	$303,976	$152,827	$119,262
Less:
Interest capitalized	(912)	(985)	(494)
Add:
Fixed charges deducted from earnings (see below)	51,432	60,151	62,552

Earnings available to cover fixed charges	$354,496	$211,993	$181,320

FIXED CHARGES:
Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$16,749	$25,924	$26,475
Appropriate portion (1/3) of rentals	34,683	34,227	36,077

Fixed charges	$51,432	$60,151	$62,552

Ratio of Earnings to Fixed Charges	6.89	3.52	2.90

QuickLinks

  Exhibit 12.1
NBTY INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES